UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2010

Commission File Number: 000-53826

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Insider Purchases

On December 8, 2010, MCK Capital Co., Limited, an affiliate of Jing Dong Gao, the Chairman of the Board of GSME Acquisition Partners I (“GSME”), and Hung Kwok Wa, the sole owner of Top Universe Management Limited, a shareholder of Plastec International Holdings Limited ("Plastec"), purchased an aggregate of 461,262 ordinary shares of GSME in privately negotiated transactions from shareholders that previously had sought conversion of such shares. Accordingly, such shares will no longer be converted if GSME consummates its proposed business combination with Plastec described below.

Amendment to Merger Agreement

On December 9, 2010, GSME entered into an amendment (“Merger Amendment”) to the previously announced Amended and Restated Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of September 13, 2010, among GSME, GSME Acquisition Partners I Sub Limited, Plastec and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) (collectively, the “Plastec Shareholders”).

Pursuant to the Merger Amendment, the parties agreed that if GSME’s trust fund contains less than $30 million after taking into account all payments to GSME’s shareholders who elect to have their shares converted to cash in accordance with the provisions of GSME’s charter documents and any disbursements made pursuant to Section 6.18 of the Merger Agreement, a portion of the ordinary shares and warrants held by the GSME founders would be held in escrow subject to repurchase and cancellation by GSME in the event the GSME founders, on behalf of GSME, did not raise a certain amount of additional funds within the first twelve months following consummation of the transactions contemplated by the Merger Agreement.  To effectuate the foregoing, the parties will, if necessary, enter into an amendment (“Escrow Amendment”) to the Stock Escrow Agreement, dated as of November 19, 2009, entered into in connection with GSME’s initial public offering, upon consummation of the transactions contemplated by the Merger Agreement.

The foregoing summaries of the Merger Amendment and the Escrow Amendment are qualified in their entirety by reference to the text of the Merger Amendment and Escrow Amendment which are attached as exhibits hereto and are incorporated herein by reference.

Exhibits

Exhibit	Description

2.1
Amendment No. 1 to Amended and Restated Agreement and Plan of Reorganization, dated September 13, 2010, by and among GSME Acquisition Partners I, GSME Acquisition Partners I Sub, Plastec International Holdings Limited, and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI).

10.1
Form of Amendment No. 1 to Stock Escrow Agreement, dated as of November 19, 2009, among GSME, MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  December 9, 2010

GSME ACQUISITION PARTNERS I

By:	/s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Chairman

By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer